EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

June 1, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re:	Bezeq International - Labor Dispute

Bezeq announced that on May 31, 2018, its subsidiary, Bezeq International Ltd. (“Bezeq International”), reported that the New Histadrut Labor Federation - the Internet and High-Tech Workers’ Union has given it a notice of a declared a labor dispute under the Settlement of Labor Disputes Law, 5757-1957 and a strike beginning on June 15, 2018 (the “Notice”).

According to the Notice, the disputed issues are the intention to make organizational and structural changes in Bezeq International, including merger and consolidation of activities etc, with Bezeq or with Bezeq’s subsidiaries, the demand of the employees’ representatives to be given details and information about any planned organizational and structural changes, and a demand to conduct negotiations to sign a collective agreement to regulate the rights of Bezeq International’s employees, including the issue of a safety net following these organizational and structural changes.

At this stage, Bezeq and Bezeq International are unable to estimate the implications derived from the Notice.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.